Western New England Bancorp, Inc. 10-K

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Western New England Bancorp, Inc. Subsidiaries:

Name	Jurisdiction of Incorporation
Westfield Bank	United States (federally chartered savings bank)
WFD Securities, Inc.	Massachusetts

Westfield Bank Subsidiaries:

Name	Jurisdiction of Incorporation
Elm Street Securities Corporation	Massachusetts
WB Real Estate Holdings, LLC	Massachusetts
CSB Colts, Inc.	Massachusetts